Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

DDR CORP.

1.75% Convertible Senior Notes due 2040

CUSIP 251591 AX1*

Reference is hereby made to the Indenture, dated as of May 1, 1994, by and between DDR Corp. (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the Twelfth Supplemental Indenture thereto, dated as of November 5, 2010 (the “Twelfth Supplemental Indenture”), by and between the Company and the Trustee (as so supplemented and as otherwise amended, supplemented or modified through the date hereof, the “Indenture”), pursuant to which the 1.75% Convertible Senior Notes due 2040 of the Company (the “Notes”) were issued.

In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, November 15, 2015 (the “Repurchase Date” and such amount, the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). Holders may surrender their Notes at any time during the period beginning on October 8, 2015 (the date by which this notice must be delivered to the Paying Agent) and expiring at 5:00 p.m., New York City time, on November 10, 2015. This Company Notice is being sent pursuant to the provisions of Section 2.08 of the Twelfth Supplemental Indenture.

To accept the Offer by the Company to purchase the Notes and receive payment of the Repurchase Price, holders of certificated Notes in non-global form must validly surrender the Notes and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have validly withdrawn such surrendered Notes and the Repurchase Notice) before 5:00 p.m., New York City time, on November 10, 2015.

As of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s automated tender offer program (“ATOP”) before 5:00 p.m., New York City time, on November 10, 2015.

Notes surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on November 10, 2015. The right of holders to surrender Notes for purchase in the Offer expires at 5:00 p.m., New York City time, on November 10, 2015.

The name and address of the Trustee, as Paying Agent and Conversion Agent, is as follows:

U.S. Bank National Association

Attn: Corporate Actions

111 Fillmore Avenue

St. Paul, Minnesota 55107-1402

Dated: October 6, 2015	DDR Corp.

NOTICE:

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

* No representation is made by the Company, Trustee, Paying Agent or Conversion Agent as to the correctness of such number either as printed on the Notes or as contained in this notice, and reliance may be placed only on the other identification printed on the Notes.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Notes?

DDR Corp., an Ohio corporation, is offering to purchase all outstanding 1.75% Convertible Senior Notes due 2040 issued by it that are surrendered for purchase at the option of the holder thereof. As of October 5, 2015, there was $350 million aggregate principal amount of Notes outstanding.

•	Why is the Company making the Offer?

The Company is required to make the Offer under the terms of the Indenture and the Notes.

•	How much is the Company offering to pay?

Under the terms of the Indenture and the Notes, the Company will pay, in cash, a Repurchase Price of $1,000 per $1,000 principal amount of the Notes, plus unpaid interest accrued thereon to, but excluding, the Repurchase Date with respect to any and all Notes validly surrendered for purchase and not validly withdrawn.

•	What is the form of payment?

Under the terms of the Indenture, the Company must pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not validly withdrawn.

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. Holders are urged to obtain, to the extent available, current market quotations for the Notes prior to making any decision with respect to the Offer.

•	What does the board of directors of the Company think of the Offer?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

•	When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on November 10, 2015. The Company does not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.

•	What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to U.S. Bank National Association, as Paying Agent, no later than 5:00 p.m., New York City time, on November 10, 2015, as described below. Holders that surrender through DTC need not submit a physical repurchase notice to the Paying Agent if such holders comply with the transmittal procedures of DTC.

•	A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder’s behalf.

•	A holder who is a DTC participant should surrender its Notes electronically through ATOP, subject to the terms and procedures of that system.

•	While to our knowledge there are currently no certificated Notes in non-global form, in the event that after the date of this Company Notice physical certificates evidencing the Notes are issued to a holder other than DTC or its nominee, a holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

•	If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer. The Company will deposit with the Paying Agent, on or prior to 10:00 a.m., New York City time, on November 15, 2015, an amount of cash sufficient to pay the aggregate Repurchase Price for all Notes that have been validly surrendered for purchase and not validly withdrawn, and the Paying Agent will promptly distribute the cash to the holders in accordance with the terms of the Indenture and the Notes. The Repurchase Price for any Notes that have been validly surrendered for purchase and not validly withdrawn will be paid promptly following the later of November 15, 2015 and the time of surrender of such Notes to the Paying Agent.

•	Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on November 10, 2015.

•	How do I withdraw previously surrendered Notes?

Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such holders comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on November 10, 2015. Any holder who desires to withdraw previously surrendered Notes evidenced by physical certificates must deliver an executed written notice of withdrawal, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on November 10, 2015.

•	Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not surrender your Notes electronically through ATOP before the expiration of the Offer (or, if your Notes are evidenced by physical certificates, deliver a properly completed and duly executed Repurchase Notice to the Paying Agent), the Company will not purchase your Notes and such Notes will remain outstanding subject to their existing terms and the redemption of the Notes as described below.

•	If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or in integral multiples of $1,000.

•	Have the Notes been called for redemption?

The Company has elected to redeem all of the Notes (the “Redemption”) that are not validly surrendered for purchase in connection with the Offer and that are not converted prior to 5:00 p.m., New York City time, on November 18, 2015. The Company will redeem the Notes in connection with the Redemption on or promptly following November 20, 2015. Payment of cash equal to $1,000 in cash per $1,000 principal amount of the Notes to be redeemed plus any unpaid interest accrued thereon to, but excluding, the redemption date (the “Redemption Price”) will be made for the Notes redeemed in the Redemption.

•	Are the Notes convertible into common shares?

Because the Company has elected to redeem the Notes, the Notes have become convertible. Upon conversion, the conversion price will consist of cash up to the aggregate principal amount of the Notes to be converted (the “Base Conversion Price”), and common shares (or cash in lieu of fractional shares) in respect of the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the Notes being converted (the “Premium,” and, together with the Base Conversion Price, the “Conversion Price”). The Notes are convertible prior to 5:00 p.m., New York City time, on November 18, 2015. The current conversion rate is 69.2170 common shares per $1,000 principal amount of the Notes. Upon conversion, the Premium, if any, will be calculated in accordance with the Indenture by reference to the current applicable conversion rate and the daily volume-weighted average price per share of the common shares for the period from October 7, 2015 through November 17, 2015. The conversion rate is subject to further adjustment upon the occurrence of certain corporate events, but will not be adjusted for accrued and unpaid interest. In addition, if certain fundamental changes occur, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change. For additional information regarding key dates, see below under “What are the important dates to remember in connection with the Offer, the redemption and the conversion of the Notes?”

•	If I do not surrender my Notes for purchase in the Offer, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for purchase in the Offer, your conversion rights will not be affected. You will continue to have the right to convert the Notes in accordance with the terms of the Indenture and the Notes. As discussed above, the Company has elected to redeem the Notes for the Redemption Price that are not validly surrendered for purchase in connection with the Offer and that are not converted prior to 5:00 p.m., New York City time, on November 18, 2015. Because the Company has elected to redeem the Notes, the Notes have become convertible as described above under “Are the Notes convertible into common shares?”.

•	Will I have to pay U.S. federal income taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult with your tax advisor regarding the actual tax consequences to you. For a discussion of the material U.S. federal income tax considerations relating to the Offer, see “Certain United States Federal Income Tax Considerations.”

•	What are the important dates to remember in connection with the Offer, the redemption and the conversion of the Notes?

Date	Calendar Date	Event

Offer to Purchase

Expiration Date of the Offer	5:00 p.m., New York City time, on November 10, 2015	The last day and time for holders of the Notes to validly surrender the Notes and the Repurchase Notice to the Paying Agent (and not have validly withdrawn such surrendered Notes and the Repurchase Notice) to participate in the Offer.

Repurchase Date	November 15, 2015	Payment of the Repurchase Price will be made promptly following the Repurchase Date, which the Company expects will be November 16, 2015, the first business day following the Repurchase Date.

Conversion of the Notes

Determination of Conversion Price	November 17, 2015	The date on which the Conversion Price will be determined in accordance with the terms of the indenture governing the notes.

Deadline to Convert Notes	5:00 p.m., New York City time, on November 18, 2015

The last day and time for holders to tender convert their Notes. Payment of the Conversion Price will be made promptly following such date, which the Company expects will be November 19, 2015, the first business day following such date.

Redemption of the Notes

Redemption Date	November 20, 2015	Payment of the Redemption Price will be made on or promptly following such date.

•	Who is the Paying Agent?

U.S. Bank National Association, the trustee for the Notes, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to U.S. Bank National Association at (212) 951-8561.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.	Information Concerning the Company.

DDR Corp. is an Ohio corporation and is a self-administered and self-managed real estate investment trust in the business of acquiring, owning, developing, redeveloping, expanding, leasing and managing shopping centers. In addition, the Company engages in the origination and acquisition of loans and debt securities, which are generally collateralized directly or indirectly by shopping centers. The Company’s principal executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and its telephone number at that address is (216) 755-5500. The Company’s common shares are listed on the New York Stock Exchange under the symbol “DDR.”

2.	Information Concerning the Offer.

The Company issued the Notes under the Indenture. The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated November 1, 2010 to the prospectus dated October 13, 2009 and under the caption “Description of Debt Securities” in that prospectus, which were filed by the Company with the SEC on November 3, 2010, is incorporated by reference herein.

2.1	The Company’s Obligation to Purchase the Notes.

Under the terms of the Notes, each holder of the Notes may require the Company to purchase on November 15, 2015 all or a portion of the holder’s Notes validly surrendered for purchase and not validly withdrawn on November 10, 2015.

The Offer expires at 5:00 p.m., New York City time, on November 10, 2015. The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities laws. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

2.2	Repurchase Price.

Under the terms of the Notes, the purchase price for the Notes in the Offer is equal to $1,000 per $1,000 principal amount thereof, plus accrued and unpaid interest to, but excluding, the Repurchase Date. The Company will pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not validly withdrawn. The Company will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof. If the Paying Agent holds cash sufficient to pay the Repurchase Price of the Notes validly tendered and not validly withdrawn by 10:00 a.m., New York City time, on the business day following the Repurchase Date, then (a) such Notes shall cease to be outstanding, (b) interest, if any, shall cease to accrue on such Notes and (c) the rights of the holders of such Notes will terminate (other than the right to receive the Repurchase Price after delivery or transfer of the Notes).

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of shares of the Company. Accordingly, the Repurchase Price may be significantly higher or lower than the current market price of the Notes, to the extent available. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and shares of the Company before making a decision whether to surrender their Notes for purchase.

None of the Company or its board of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder’s assessment of current market value of the Notes and the shares of the Company and other relevant factors.

2.3	Market for the Notes and the Shares of the Company.

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The Notes have been deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC for the accounts of participants in DTC.

The Company’s common shares are listed on the New York Stock Exchange under the symbol “DDR.” The following table presents, for the periods indicated, the range of high and low sales prices of the Company’s common shares on the NYSE.

	Price
Fiscal Year Ended December 31,	High	Low
2013
First Quarter	$17.74	$15.53
Second Quarter	19.54	15.60
Third Quarter	17.90	15.24
Fourth Quarter	17.32	14.89
2014
First Quarter	$16.88	$14.97
Second Quarter	17.92	16.26
Third Quarter	18.37	16.22
Fourth Quarter	18.84	16.47
2015
First Quarter	$20.41	$18.09
Second Quarter	19.11	15.44
Third Quarter	16.94	14.71
Fourth Quarter (through October 5, 2015)	15.92	15.25

On October 5, 2015, the last reported sales price of common shares of the Company on the NYSE was $15.92 per share. As of September 30, 2015, there were 362,121,936 common shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the shares of the Company before making any decision to surrender your Notes pursuant to the Offer.

2.4	Change in Control.

If the Company undergoes certain change in control transactions, holders will have the right, subject to certain conditions, to require the Company to repurchase the Notes in whole or in part for cash equal to 100% of the principal amount of the Notes to be repurchased, plus any unpaid interest accrued thereon to, but excluding, the repurchase date.

2.5	Ranking.

The Notes are senior unsecured obligations of the Company and rank equally with all of the Company’s other senior unsecured indebtedness. However, the Notes are subordinated to all of our secured indebtedness (to the extent of the collateral securing the same) and to all liabilities and preferred equity of the Company’s subsidiaries.

2.6	Redemption.

Prior to November 20, 2015, the Company may not redeem the Notes except to preserve its status as a real estate investment trust. On or after November 20, 2015, the Company will be permitted to redeem the Notes in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice to holders, for the Redemption Price. The Company has elected to redeem the Notes and intends to redeem any Notes that remain outstanding following the consummation of the Offer.

2.7	Conversion Rights of Notes.

The Notes are convertible in certain circumstances into cash and a number of common shares of the Company determined as specified in the Indenture and the terms of the Notes. The Notes are convertible under the following circumstances:

•	during any fiscal quarter beginning after December 31, 2010 (and only during such fiscal quarter), if, and only if, the closing sale price of the Company’s common shares for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than 125% of the conversion price per common share in effect on the applicable trading day;

•	during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the Notes was less than 98% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate;

•	if the Notes have been called for redemption, at any time prior to the close of business on the second business day prior to the redemption date;

•	upon the occurrence of specified corporate transactions in the Indenture and the Notes; or

•	if the Company’s common shares are not listed on a U.S. national or regional securities exchange for 30 consecutive trading days.

Because the Company has elected to redeem the Notes, the Notes have become convertible. The Notes are convertible prior to 5:00 p.m., New York City time, on November 18, 2015 for the Conversion Price. The current conversion rate is 69.2170 common shares per $1,000 principal amount of the Notes. Upon conversion, the Premium, if any, will be calculated in accordance with the Indenture by reference to the current applicable conversion rate and the daily volume-weighted average price per share of the common shares for the period from October 7, 2015 through November 17, 2015. If a holder of Notes elects to tender in connection with the Offer, the Notes validly tendered will cease to be convertible unless the Notes are validly withdrawn before the expiration of the Offer. The conversion rate is subject to further adjustment upon the occurrence of certain corporate events, but will not be adjusted for accrued and unpaid interest. In addition, if certain fundamental changes occur, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change. Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.

3.	Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender and do not withdraw the Notes before the expiration of the Offer. Only registered holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes. Upon surrender, the Notes surrendered will cease to be convertible unless the Notes are validly withdrawn before the expiration of the Offer.

3.1	Method of Delivery.

The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of November 10, 2015 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on November 10, 2015.

3.2	Repurchase Notice.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts at DTC and that there are no certificated Notes in non-global form. Accordingly, unless physical certificates are issued following the date hereof, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. Valid delivery of Notes via ATOP will constitute a Repurchase Notice satisfying Holders’ notice requirements under the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

The Indenture requires that the Repurchase Notice contain:

•	if certificated Notes have been issued, the certificate numbers of the Notes being delivered for purchase (provided, that if the Notes are not in certificated form, the Repurchase Notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of the Notes to be repurchased, in multiples of $1,000, provided that the remaining principal amount of the Notes is in an authorized denomination; and

•	a statement that the Notes are to be purchased by the Company as of the Repurchase Date pursuant to the applicable provisions of the Notes and the Indenture.

3.3	Delivery of Notes.

Notes in Certificated Form. While to our knowledge there are currently no certificated Notes in non-global form, in the event that after the date of this Company Notice physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, to receive the Repurchase Price, holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, before 5:00 p.m., New York City time, on November 10, 2015.

Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.

Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes before the expiration of the Offer; and

•	electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system.

In surrendering through ATOP, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of an agreement to be bound by the Repurchase Notice.

Notes and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4.	Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on November 10, 2015. In order to withdraw Notes, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:

•	the holder’s name;

•	the principal amount of Notes being withdrawn, which must be an integral multiple of $1,000;

•	if the Notes subject to the notice of withdrawal are in certificated form, the certificate number(s) of all Notes subject to the notice of withdrawal; and

•	the principal amount of Notes, if any, that remains subject to the Repurchase Notice, which must be an integral multiple of $1,000.

The Company will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5.	Payment for Surrendered Notes.

The Company will forward to the Paying Agent, before 10:00 a.m., New York City time, on November 15, 2015, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered for purchase and not validly withdrawn, and the Paying Agent will promptly distribute the cash to the holders. Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through the DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Repurchase Price promptly after such distribution.

The total amount of funds required by the Company to purchase all of the Notes is $350.0 million (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to use available cash on hand and/or borrowings under its revolving credit facility to pay the Repurchase Price, which will be paid as promptly as practicable after the Repurchase Date. The Company does not currently have any alternative financing arrangements or plans to purchase the Notes.

6.	Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.	Plans or Proposals of the Company.

Except as described or incorporated by reference in this document, the Company presently has no plans that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer of the Company;

(5) any other material change in the Company’s corporate structure or business;

(6) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”);

(8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10) any changes in the Company’s articles of incorporation or code of regulations or its other governing instruments or other actions that could impede the acquisition of control of the Company.

8.	Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.

To the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company have any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the Repurchase Date, neither the Company nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

9.	Certain United States Federal Income Tax Considerations.

The following is a discussion of certain U.S. federal income tax considerations relating to the conversion of Notes into cash and/or common shares or the disposition of Notes pursuant to the Offer to U.S. Holders or Non-U.S. Holders (each as defined below) who convert their Notes into cash and/or common shares or who surrender Notes for purchase pursuant to the Offer. This discussion is not a complete analysis of all the potential tax considerations relating to Notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, and currently effective administrative rulings and pronouncements and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. No assurance can be given that the Internal Revenue Service (the “IRS”) will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion is limited to beneficial owners of Notes that are held as capital assets within the meaning of section 1221 of the Code. This discussion does not address the tax considerations arising under other U.S. federal tax laws (such as estate and gift tax laws) or the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address U.S. federal alternative minimum tax consequences or all of the tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	banks, insurance companies, or other financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	tax-exempt organizations, including private foundations;

•	brokers and dealers in securities of currencies;

•	persons who have ceased to be citizens or residents of the United States for U.S. federal income tax purposes;

•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar or who hold Notes through a foreign entity or foreign account;

•	persons that will hold Notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell Notes under the constructive sale provisions of the Code or that acquire Notes as part of a wash sale transaction; or

•	partnerships (and other entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other pass-through entities or investors in such entities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, a state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of a Note (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding Notes or a partner in such a partnership, you should consult your tax advisor regarding the tax consequences of a conversion or the Offer to you.

This discussion of certain material U.S. federal income tax considerations is for general information only and is not tax advice. This discussion is not binding on the IRS. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in this discussion, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to Tendering U.S. Holders

Sale of Notes Pursuant to the Offer. The sale of a Note pursuant to the Offer by a U.S. Holder will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion under “–Market Discount” below, a U.S. Holder generally will recognize capital gain or loss upon the sale of a Note pursuant to the Offer in an amount equal to the difference between the amount realized on the sale (other than amounts attributable to accrued and unpaid interest, which will be taxable as described under “–Accrued Interest” below) and the U.S. Holder’s adjusted tax basis in the Note. The amount realized by a U.S. Holder on the sale of Notes will be the amount of cash received on such sale. A U.S. Holder’s adjusted tax basis in a Note will generally equal such U.S. Holder’s cost for the Note, (i) increased, if applicable, by any market discount (as discussed below) previously included in gross income at the U.S. Holder’s election as such market discount accrued, and (ii) if a U.S. Holder purchased the Note for an amount that exceeds the principal amount of the Note, decreased by the amount of any such excess that the U.S. Holder elected to amortize as bond premium. Subject to the discussion under “–Market Discount” below, such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the sale of the Note pursuant to the Offer. Non-corporate U.S. Holders are generally subject to reduced rates of U.S. federal income taxation on long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Accrued Interest. A U.S. Holder’s receipt of a payment of accrued and unpaid interest on a Note sold pursuant to the Offer will be taxable as ordinary income to the extent that the U.S. Holder has not previously included such interest in income under its regular method of accounting. Payments with respect to accrued and unpaid interest that were previously included in income by a U.S. Holder will not be subject to additional tax.

Market Discount. If a U.S. Holder purchased a Note for less than its principal amount, the Note may have “market discount.” Market discount generally is the excess, if any, of the principal amount of the Note over the U.S. Holder’s tax basis in the Note immediately after its acquisition, unless that excess is less than a statutorily defined de minimis amount, in which case market discount is treated as zero. If such market discount is at least a statutorily defined de minimis amount, any gain recognized on the sale of the Note pursuant to the Offer will be treated as ordinary income rather than capital gain to the extent of “accrued market discount” on the date of sale, unless the U.S. Holder has made an election to include market discount in income as it accrues. If a U.S. Holder has elected to include accrued market discount in income as it accrues, no additional market discount needs to be taken into account with respect to the sale of a Note pursuant to the Offer.

Information Reporting and Backup Withholding. In general, payments received by a U.S. Holder pursuant to the Offer will be subject to information reporting and reported to the IRS, unless the U.S. Holder is an exempt recipient. In addition, backup withholding (at a 28% rate) may apply to payments received pursuant to the Offer, including payments of accrued and unpaid interest, that are made to a U.S. Holder that tenders Notes in the Offer if such U.S. Holder fails to provide an accurate taxpayer identification number, along with certain certifications under penalties of perjury, on an IRS Form W-9, or otherwise fails to establish an exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the requisite information is properly and timely provided to the IRS. U.S. Holders are urged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Consequences to Converting U.S. Holders

As noted in “Important Information Concerning the Offer—Information Concerning the Notes—Conversion Rights of Notes” above, U.S. Holders may, in lieu of surrendering their Notes pursuant to the Offer, elect to convert their Notes pursuant to the terms of the Notes.

Conversion of the Notes for Cash. A conversion of a Note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described above under “Consequences of Tendering U.S. Holders.”

Conversion of the Notes for Cash and Common Shares. The tax treatment of a conversion of a Note into cash and common shares is uncertain. You are urged to consult with your tax advisors regarding the consequences of such a conversion. If we satisfy the conversion obligation in part cash and part common shares, we intend to take the position that the Notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization. In such case, you will recognize as taxable income any gain realized in the conversion to the extent of the cash received, but no loss (except in the case of cash received in lieu of a fractional common share) will be recognized on such conversion. Your adjusted tax basis in the common shares received tax-free will equal your tax basis in the corresponding note (reduced by any tax basis allocable to a fractional share), less the amount of cash received (excluding cash received in lieu of a fractional share), plus the amount of taxable gain recognized on the conversion. Your holding period for the common shares received will include the holding period for the corresponding note that is surrendered upon conversion. Cash received in lieu of a fractional common share upon conversion of the Notes will generally be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and your tax basis allocable to the fractional share.

If the Notes are not treated as securities for U.S. federal income tax purposes, the treatment of a conversion in which a U.S. Holder receives a combination of common shares and cash is unclear. The transaction might be viewed as consisting of a nontaxable exchange of a portion of each Note for common shares and a taxable exchange of the remaining portion of each Note for cash (with the consequences described above under “— Conversion of the Notes for Cash”). Alternatively, the transaction might be viewed as a fully taxable exchange of the entire Note for a combination of cash and common shares. U.S. Holders are encouraged to consult their own advisors concerning the tax treatment to them if the Notes are converted for a combination of our common shares and cash. To the extent that the receipt of common shares upon conversion of a Note is treated as a taxable exchange, a U.S. Holder’s tax basis in the common shares received generally will equal the fair market value of such common shares on the date of receipt and a U.S. Holder’s holding period for the common shares will not include the period during which the U.S. Holder held the Note so converted.

Medicare Tax

Certain U.S. Holders who are individuals, trusts or estates and whose income exceeds certain thresholds generally will be subject to an additional 3.8% Medicare tax on their “net investment income” (or their undistributed “net investment income,” in the case of estate and trusts). For these purposes, net investment income generally includes interest on, and gain from the sale or other disposition of, debt instruments. Consequently, gain (if any) realized in connection with the sale of Notes pursuant to the Offer or conversion into cash or common shares (as well as any amounts treated as interest) may be subject to the Medicare tax. U.S. Holders are urged to consult their tax advisors regarding the effect of the Medicare tax on the sale of Notes pursuant to the Offer or a conversion of the Notes.

Consequences to Tendering Non-U.S. Holders

Sale of Notes Pursuant to the Offer. Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on the sale of Notes pursuant to the Offer, unless:

•	in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are satisfied;

•	the gain with respect to the Notes is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States;

•	the Notes constitute a U.S. real property interest within the meaning of FIRPTA.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which its U.S.-source gains from the sale or exchange of capital assets (including any gain from the sale of Notes pursuant to the Offer) exceed its U.S.-source losses from the sale or exchange of capital assets.

If the second exception applies, the Non-U.S. Holder will generally be required to pay U.S. federal income tax (but not U.S. withholding tax) on the net gain derived from the disposition in the same manner as U.S. Holders, as described above. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a 30% branch profits tax (or lower applicable income tax treaty rate) on its earnings and profits for the tax year that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. For this purpose, gain effectively connected with the Non-U.S. Holder’s trade or business in the United States will be included in its earnings and profits.

With respect to the third exception, we believe that the Notes do not constitute U.S. real property interests, and that we therefore would not currently be required to withhold under FIRPTA. There can be no assurance, that the Notes will not constitute U.S. real property interests depending on the facts in existence at the time of any redemption, repurchase, conversion or retirement of a note, in which case we may be required to withhold 10% of any amounts payable on the redemption, repurchase, conversion or retirement by us of a Note. Non-U.S. Holders are urged to consult their tax advisors as to whether the sale, redemption, repurchase or conversion of a note for common shares is exempt from U.S. federal income tax under FIRPTA, which may be exempt, if (i) common shares are part of a class of shares that is regularly traded on an established securities market and such Non-U.S. Holders held Notes that, on the date of their acquisition, had a fair market value equal to or less than the fair market value on that date of 5% of the common shares, or (ii) we are a domestically-controlled REIT. We believe that we currently are a domestically-controlled REIT, but because our common shares are publicly traded, there can be no assurance that we in fact are qualified or will continue to qualify as a domestically-controlled REIT. If a sale, redemption, repurchase or conversion of a Note for our common shares is exempt from U.S. federal income tax under FIRPTA, any amounts withheld from such payments to a Non-U.S. Holder may be refunded or credited against such Non-U.S. Holder’s federal income tax liability, if any, if such Non-U.S. Holder files with the IRS, on a timely basis, the required IRS forms.

Accrued Interest. Any amount received by a Non-U.S. Holder pursuant to the Offer attributable to any accrued but unpaid interest generally will not be subject to U.S. federal income or withholding tax, provided that: (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all series of our stock that are entitled to vote; (b) the Non-U.S. Holder is neither (i) a controlled foreign corporation (within the meaning of the Code) that is related to us through stock ownership nor (ii) a bank receiving interest on a loan entered into in the ordinary course of business; (c) the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and (d) the withholding agent has received appropriate documentation from the Non-U.S. Holder (e.g., IRS Form W-8BEN) establishing that the Non-U.S. Holder is not a U.S. person for U.S. federal income tax purposes. A Non-U.S. Holder that cannot satisfy the foregoing requirements generally will be subject to the U.S. federal withholding tax at a 30% rate (or lower applicable treaty rate) on payments of interest pursuant to the Offer, unless the interest is effectively connected with the conduct of a trade or business within the United States. If the amount received on account of any accrued but unpaid interest is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such interest (a) will be subject to U.S. federal income taxation in the same manner as interest received by a U.S. person (and, with respect to a Non-U.S. Holder that is a foreign corporation, may also be subject to a 30% branch profits tax, subject to reduction pursuant to an applicable income tax treaty), and (b) will not be subject to U.S. federal withholding tax so long as the relevant Non-U.S. Holder provides the withholding agent with the appropriate documentation (e.g., IRS Form W-8ECI).

FATCA. Under Treasury regulations and other administrative guidance issued under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), an additional 30% withholding tax is generally imposed on certain payments on or with respect to debt instruments issued by a U.S. issuer on or after July 1, 2014, unless various U.S. information reporting and due diligence requirements have been satisfied. Because the Notes were issued prior to July 1, 2014, FATCA does not apply to payments on or with respect to the Notes.

Backup Withholding and Information Reporting. Any payment received by a Non-U.S. Holder from the disposition of Notes pursuant to the Offer by or through a foreign office of a broker that is not a U.S. person or related to a U.S. person will not be subject to backup withholding. However, any payment received by a Non-U.S. Holder from the sale of Notes by or through the U.S. office of a broker may be subject to backup withholding unless the holder certifies as to its taxpayer identification number or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS. When required, we or the withholding agent, on our behalf, will report to tendering Non-U.S. Holders and to the IRS the amount of any reportable payment made pursuant to the Offer.

Consequences to Converting Non-U.S. Holders

As noted in “Important Information Concerning the Offer—Information Concerning the Notes—Conversion Rights of Notes” above, U.S. Holders may, in lieu of surrendering their Notes pursuant to the Offer, elect to convert their Notes pursuant to the terms of the Notes.

Conversion of the Notes for Solely Cash or for a Combination of Common Shares and Cash. To the extent that a Non-U.S. Holder recognizes any gain as a result of the receipt of cash in the conversion (including the receipt of cash in lieu of a fractional share upon conversion), such gain would be subject to the rules with respect to the sale or exchange of a note described above under “— Consequences to Tendering Non-U.S. Holders.”

10.	Additional Information.

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information the Company files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below also contain important information about the Company and its financial condition:

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Amendment No. 1 on Form 10-K/A filed on March 12, 2015;

•	The Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015;

•	The Company’s Current Reports on Form 8-K filed on January 2, 2015, January 12, 2015, January 22, 2015, February 13, 2015, March 4, 2015, April 28, 2015, May 13, 2015, August 3, 2015 and September 24, 2015;

•	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated November 1, 2010 to the prospectus dated October 13, 2009 and under the caption “Description of Debt Securities” in that prospectus; and

•	The description of the Company’s common shares contained in its Registration Statement on Form 8-A, dated January 26, 1993, and all amendments or reports filed with the SEC for the purpose of updating such description.

The Company also recommends that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before the expiration of the Offer. Notwithstanding the foregoing, information furnished but not filed in any Current Report on Form 8-K or proxy statement, including the related exhibits, is not deemed incorporated by reference herein.

You should not assume that the information contained in this document or the documents referenced above is accurate on any date after their respective dates. In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

11.	No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. U.S. Bank National Association, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

12.	Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

13.	Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

DDR Corp.

October 6, 2015

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s executive officers and directors as of October 6, 2015. The address of each such person is c/o DDR Corp., 3300 Enterprise Parkway, Beachwood, Ohio 44122.

Name	Title
David J. Oakes	Chief Executive Officer and President and Director
Paul W. Freddo	Senior Executive Vice President of Leasing and Development
Luke J. Petherbridge	Chief Financial Officer and Treasurer
Christa A. Vesy	Executive Vice President and Chief Accounting Officer
Terrance R. Ahern	Director and Chairman of the Board
James C. Boland	Director
Thomas Finne	Director
Robert H. Gidel	Director
Victor B. MacFarlane	Director
Alexander Otto	Director
Scott D. Roulston	Director
Barry A. Sholem	Director